EXHIBIT 99.1

CONTENTS
MD&A	2
Caution Regarding Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	7
Financial Results Analysis	8
Consolidated Analysis	8
Segmented Analysis	11
Financial and Capital Management	16
Updates to Our Regulatory Environment	18
Assumptions and Risks that Could Affect Our Business and Results	21
Our Accounting Policies	24
Controls and Procedures	24
Non-GAAP Financial Measures	24
Consolidated Financial Statements	26
Notes to Consolidated Financial Statements	30

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2012 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2011 dated March 8, 2012 (BCE 2011 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to May 2, 2012, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2011 dated March 8, 2012 (BCE 2011 AIF) and recent financial reports, on BCE’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q1) ended March 31, 2012 and 2011.

Caution Regarding Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of Bell’s Wireline, Wireless and Media segments, our Fourth Generation (4G) Long-Term Evolution (LTE) wireless network deployment plans, the expected timing and completion of our proposed acquisition of Astral Media Inc. (Astral) and of an interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), the expected contribution of Astral to BCE’s earnings and free cash flow per share, the expected amount and sources of financing for, and the benefits expected to result from, the proposed acquisition of Astral, and BCE’s business objectives and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at May 2, 2012 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans, and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on May 2, 2012. Certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A include, without limitation, those described in the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2011 Annual MD&A remain substantially unchanged.
     Important risk factors including, without limitation, competitive, operational, technological, economic, financial and regulatory risks, that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A include, but are not limited to, the risks described in the sections of this MD&A entitled Updates to Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement. We caution readers that the risks described in the above-mentioned sections of this MD&A are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or financial performance.

2  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 2, 2012. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

QUARTER IN REVIEW

Bell’s operating performance in the first quarter of 2012 was highlighted by profitable wireless postpaid subscriber growth, as evidenced by higher blended average revenue per unit (ARPU), and disciplined spending on postpaid subscriber acquisition and customer retention, which helped drive double-digit wireless EBITDA1 growth and higher margins year over year. We also enjoyed growing market traction for Fibe TV (our Internet protocol television (IPTV) service) in Toronto, Montréal and Québec City, improved Internet subscriber results, and fewer retail residential network access service (NAS) line losses. As a result of aggressive competitive pricing on service bundle offers in the quarter, we offered richer upfront promotional discounts and retention credits to customers. This, along with ongoing legacy voice and data revenue declines, as well as repricing pressures in our business and wholesale markets, contributed to lower overall wireline revenues this quarter. However, we maintained wireline margins relatively steady, year over year, as a result of continued wireline cost reductions and stabilizing operating performance in our Business Markets unit. In the quarter, we also generated increased net earnings and substantial free cash flow2, supported by the significant contribution of Bell Media, which together with a strong financial and liquidity position, supports the growth of our business and capital structure objectives in 2012.
     Revenues at Bell grew 11.6% in Q1 2012. This double-digit increase was the result of the acquisition of CTV Inc. (CTV) on April 1, 2011 and its contribution to our Bell Media segment, which generated considerable advertising revenues from TV, radio and its digital properties, as well as subscriber revenues that reflected the impact of rate increases for certain Bell Media specialty television services. Continued solid wireless and residential Internet revenue growth, as well as higher Internet Protocol (IP) broadband connectivity revenues and data sales in our Business Markets unit, also contributed to top-line growth at Bell this quarter. This improvement was moderated by lower legacy voice due to a decline in access lines and digital circuits as consumers continue to adopt wireless and IP-based technologies.
     Bell’s EBITDA increased 6.6% in Q1 2012, driven by the acquisition of CTV, as well as by strong wireless EBITDA growth. Bell Wireless’ EBITDA grew 13.0% this quarter, mainly as a result of higher wireless operating revenues, driven by higher data usage from accelerating smartphone adoption, and well-controlled operating costs. Bell Wireline’s EBITDA decreased 3.9% as a 3.2% reduction in operating costs was more than offset by a year-over-year decline in revenues as described above.
     At Bell Wireless this quarter, we focused on balancing postpaid subscriber growth with profitability as we maintained price discipline in both customer acquisition and retention spending. Increased competitive intensity was evident in pricing and an increased number of unlimited usage rate plan offers featuring low-priced devices. Postpaid net activations of 62,576 in Q1 2012 were down from 80,648 last year on 2.0% fewer gross activations year over year. Moreover, due to our continued focus on acquiring higher-value postpaid customers, our smartphone customer base increased significantly this quarter and now comprises 52% of postpaid subscribers, up from 34% one year earlier. Accelerating smartphone adoption resulted in significantly higher wireless data usage in the quarter, which contributed to strong wireless data revenue growth of 31% and blended ARPU growth of 4.2%. With our focus on postpaid customer acquisitions at Bell Mobility Inc. (Bell Mobility) and Virgin Mobile Canada (Virgin Mobile), as well as aggressive acquisition offers from the newer wireless entrants for lower-value subscribers, we lost 83,903 net prepaid customers this quarter on 23.8% fewer prepaid gross activations and higher churn.
     At Bell TV, we added 17,623 new net subscribers in Q1 2012, up from 8,058 in Q1 2011. TV subscriber acquisition this quarter was fuelled by increased sales of Fibe TV, reflecting increasing customer demand as we further expanded our IPTV service footprint and enhanced our service bundle offers in many urban markets to include Fibe TV and Fibe Internet services. This was moderated by lower satellite TV net activations, due to roll-outs of IPTV service by other competing service providers, aggressive customer conversion offers from cable TV competitors, and Bell customer migrations to Fibe TV.
     We also experienced stronger Internet subscriber acquisition this quarter. Although high-speed Internet net activations in Q1 2012 decreased slightly year over year, the 12,393 new customers we added this quarter represented an improvement over the previous few quarters, reflecting the pull-through effect of Fibe TV customer activations, continued broadband fibre service expansion, as well as fewer business and wholesale customer deactivations.

1

EBITDA is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 of BCE’s Q1 2012 consolidated financial statements. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details.

2

Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE INC.  Q1 2012  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     In our traditional local telephone business, NAS net losses totalled 96,530 in Q1 2012, compared to net losses of 59,243 in Q1 2011. The results for the first quarter of 2011 include wholesale residential and business customer migrations from a cable competitor via a third-party reseller of telecommunications services, which began in Q4 2010 and which were completed substantially in Q2 2011. Excluding the impact of this third-party reseller, total NAS net losses increased slightly to 89,699 this quarter from 87,694 in the first quarter last year, reflecting 2,392, or 3.4%, fewer residential NAS line losses offset by 4,397, or 24.0%, more business access line losses year over year. The year-over-year improvement in residential NAS line losses reflected the positive pull-through effect of service bundle offers that include Fibe TV and Fibe Internet, competitive retention offers and customer winbacks. The year-over-year increase in business access line losses can be attributed to the continuing trend of increased competition in the mass and mid-sized business markets, ongoing conversion of voice lines to IP-based services, as well as continued soft overall demand for new installations due to sluggish employment rates and spending rationalization by business customers.
     At Bell Media, advertising revenues were supported by the maintenance of strong audience levels for our conventional and specialty TV channels as evidenced by CTV, Bell Media’s conventional television network, which held 13 of the top 20 programs nationally during the winter season. Bell Media specialty channels also continued to maintain high viewership levels, led by TSN which remained the leading specialty channel in all key demographics. However, consistent with a slow-growing and uncertain economy, advertising sales in conventional television were affected by a softer advertising market. Subscriber revenue growth was driven by higher rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services, as well as continued solid specialty channel and digital results.
     Capital expenditures at Bell increased $165 million, year over year, to $680 million this quarter, driven by the deployment of broadband fibre to residential homes, neighbourhoods and businesses in Ontario and Québec, ongoing enhancement of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service, speed and capacity enhancements to our IP backbone network infrastructure, as well as further deployment of a new 4G LTE network in urban markets.
     For BCE, operating revenues grew 9.9% in Q1 2012, while EBITDA increased 5.1%, mainly as a result of the acquisition of CTV and improved year-over-year performance at Bell Wireless as described above.
     BCE’s cash flows from operating activities were $1,198 million in the first three months of 2012, compared to $734 million in the same three-month period last year. Free cash flow available to BCE’s common shareholders increased to $327 million in Q1 2012 from $265 million in Q1 2011. The year-over-year improvement was attributable primarily to higher EBITDA and positive changes in working capital due, in part, to customer rebates paid under Bell’s deferral account obligation in the first quarter of 2011 that did not recur this year.
     Net earnings attributable to common shareholders increased 14.1% in Q1 2012 to $574 million, or $0.74 per share, compared to $503 million, or $0.67 per share, in the same quarter last year. The year-over-year increase in earnings was due primarily to higher EBITDA and lower severance, acquisition and other costs. Adjusted net earnings per share3 (Adjusted EPS) was $0.75 per common share in Q1 2012, compared to $0.72 per common share in the previous year. Increased EBITDA and a lower statutory tax rate year over year were offset partly by higher depreciation expense, increased interest expense attributable to long-term debt related to the CTV acquisition, and the dilutive impact of BCE common shares issued in relation to the CTV acquisition.

Bell Customer Connections

	NET ACTIVATIONS				TOTAL CONNECTIONS
					MARCH 31,	MARCH 31,
	Q1 2012	Q1 2011	% CHANGE		2012	2011	% CHANGE
NAS	(96,530)	(59,243)	(63%	)	6,005,126	6,416,462	(6.4%	)
Growth services portfolio:
Wireless	(21,327)	5,292	n.m.		7,406,155	7,247,340	2.2%
Postpaid	62,576	80,648	(22.4%	)	6,037,742	5,622,017	7.4%
Prepaid	(83,903)	(75,356)	(11.3%	)	1,368,413	1,625,323	(15.8%	)
High-speed Internet(1)	12,393	13,161	(5.8%	)	2,104,192	2,110,487	(0.3%	)
TV(2)(3)	17,623	8,058	n.m.		2,111,675	2,043,416	3.3%
Total growth services	8,689	26,511	(67.2%	)	11,622,022	11,401,243	1.9%

n.m.: not meaningful
(1)	At the beginning of 2012, our high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our worldwide interoperability for microwave access (WiMax) network and our decision to shut down our cable TV business in Montréal in 2012.
(2)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.
(3)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel Inc. at the beginning of Q1 2011.

3

Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted net earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

4  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Acquisition of Astral

On March 16, 2012, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Montréal-based Astral. Astral is a media company that operates specialty and pay television channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada.
     BCE intends to acquire all Class A Non-Voting Shares of Astral for $50 per share for a total consideration of approximately $2.8 billion. BCE also intends to acquire all Class B Subordinate Voting Shares for $54.83 per share, for a total consideration of approximately $151 million, and all Special Shares for a total consideration of $50 million.
     The transaction is valued at approximately $3.38 billion, including net debt of $380 million, and is expected to be funded with a combination of cash (approximately 75% of the equity purchase price) and BCE common equity (approximately 25% or $750 million), with BCE retaining the right to replace common equity with cash, in whole or in part, at closing. The enterprise value represents an approximate multiple of 10 times estimated 2012 EBITDA, consistent with similar recent media industry transactions, including Bell’s acquisition of CTV in 2011.
     The acquisition is expected to be accretive to earnings and free cash flow per share, supporting both BCE’s heavy capital investment in broadband network development, especially in Québec, and the company’s dividend growth objective. The transaction will provide multiple other benefits for BCE and our strategy, including enhancing our competitive position in the French language media market, control over content costs, and increased opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising.
     The agreement between BCE and Astral provides for a non-solicitation covenant on the part of Astral and a right in favour of BCE to match any superior proposal. If BCE does not exercise its right to match, we would receive a termination fee of $100 million. The transaction will be effected through a plan of arrangement and is subject to customary closing conditions, including court, shareholder and regulatory approvals. On April 19, 2012, the Québec Superior Court issued an interim order providing for, among other things, the holding on May 24, 2012 of the special meeting of the shareholders of Astral to approve the proposed plan of arrangement. A reverse break fee of up to $150 million would be payable by BCE to Astral should the transaction not close for regulatory reasons. The transaction is expected to close in the second half of 2012 at which time the Astral team will join the Bell Media business unit and Ian Greenberg, Astral’s current President and Chief Executive Officer (CEO), will join BCE’s Board of Directors.

Investment in MLSE

On December 9, 2011, BCE announced it had, in a joint ownership arrangement with Rogers Communications Inc. (Rogers), agreed to purchase a net 75% ownership position in MLSE from Ontario Teachers’ Pension Plan Board. BCE’s cash commitment will total $525 million (or $398 million assuming the completion of a leveraged recapitalization of MLSE), representing a 28% indirect equity interest in MLSE. Through a co-investment arrangement with BCE, the BCE Master Trust Fund, an independent trust that holds and manages pension fund investments for the BCE group pension plans, will contribute $135 million toward the MLSE acquisition. BCE and the BCE Master Trust Fund will own on aggregate 37.5% interest in MLSE, equal to Rogers’ interest. On May 2, 2012, the Competition Bureau issued a no-action letter confirming that the Commissioner of Competition did not, at this time, intend to challenge such transaction. The transaction is expected to close in mid-2012 following required Canadian Radio-television and Telecommunications Commission (CRTC) and sports league approvals.

Launch of Bell Fibe service in Québec City

With an investment of more than $225 million to deploy fibre optic technology directly to homes and businesses, we launched our next-generation Bell Fibe service in Québec City on March 12, 2012. This is the largest fibre-to-the-home (FTTH) rollout of its kind in Canada, supporting enhanced competition and choice in the Québec market with the latest broadband TV, Internet and Home Phone services.

Expansion of 4G LTE mobile network

In 2012, we have expanded our next-generation LTE mobile network and service to 9 more major cities across Canada, bringing the total number urban areas covered to 16. LTE service is now available to customers using compatible mobile devices in the Greater Toronto Area (GTA), Montréal, Québec City, Ottawa, London, Hamilton, Kitchener-Waterloo, Guelph, Peterborough, Belleville, Vancouver, Calgary, Edmonton, Halifax, Yellowknife and Whitehorse. Bell’s 4G LTE network offers Internet and data access speeds as high as 75 megabits per second (Mbps), with typical speeds ranging between 12 and 25 Mbps, making it easier for users to download applications, stream high definition (HD) TV and music, play on-line games or conference and chat with virtually no delays or buffering. LTE complements Bell’s HSPA+ network, which already serves more than 97% of the Canadian population. If Bell customers travel outside of the 4G LTE network coverage areas, they will move seamlessly from 4G LTE to HSPA+ with no disruption of service. We will continue to expand our 4G LTE coverage areas to more cities in 2012 and introduce new 4G LTE-capable devices as they become available.

BCE INC.  Q1 2012  QUARTERLY REPORT  5

Management’s Discussion and Analysis

New wireless service features

In early March, we launched a newly enhanced Mobile TV player powered by Canada’s QuickPlay Media. The new Bell Mobile TV player offers an improved user experience and innovative features such as an integrated programming guide, notification of special events and favourite shows with customizable alerts, ability to browse content while simultaneously watching a video, and automated suggestions to help discover new content faster.
     Additionally, at the end of February we introduced wireless HD voice, becoming the first national wireless carrier in North America to deploy this new technology. HD voice improves the customer experience by providing the clearest sound quality possible with significant noise reduction. HD voice is enabled on compatible handsets, including the HTC Sensation, HTC Incredible S, Nokia C6-00 and Nokia C6-01. To experience HD voice, both callers must be using a compatible Bell or Virgin Mobile handset.
     Subsequent to the end of the quarter, on April 24, 2012, we introduced a new next generation, instant-contact Push-to-talk (PTT) service. Our PTT service operates on our national HSPA+ wireless network and will have North American roaming capabilities. A smartphone application is available to allow for PTT functionality on a number of devices, including the BlackBerry Curve 9360, the Samsung Galaxy S II 4G superphone and the Sonim XP5520 BOLT.

Bell wins naming rights to new sports and cultural complex

During the quarter, we obtained the naming rights to a new sports and cultural complex to be constructed in Laval, Québec by 2014. The new facility will be called Place Bell and will include an amphitheatre that will accommodate up to 10,000 spectators for concerts, hockey games and other events.

Completion of normal course issuer bid (NCIB) program

On December 8, 2011, BCE announced a NCIB program under which BCE could purchase for cancellation up to 6.5 million common shares, subject to a maximum aggregate purchase price of $250 million, during the twelve-month period starting December 12, 2011 and ending on December 11, 2012. On March 12, 2012, BCE completed its NCIB program, having repurchased and cancelled 6,104,905 common shares, at an average price of $40.95 per share, for a total cost of $250 million, 2,080,000 of which were purchased by way of private agreement with an arm’s-length third-party seller.

Industry Canada sets 700 megahertz (MHz) spectrum auction policy

In March 2012, Industry Canada released its decision on a policy and technical framework for licensing 700 MHz spectrum. Rather than a spectrum set-aside, as it employed in the 2008 advanced wireless services (AWS) auction, Industry Canada will implement spectrum caps in the 700 MHz spectrum auction. The spectrum cap will limit Bell, and other larger licensees, to obtaining only one of the four paired spectrum blocks that line up with the 700 MHz spectrum holdings of the two largest wireless service providers in the U.S. Additional rural deployment requirements will apply, applicable in any area where a carrier has access to two or more paired blocks of spectrum.

6  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Quarterly Financial Information

BCE’s 2012 first quarter interim condensed financial report was prepared in accordance with International Financial Reporting Standards (IFRS) under International Accounting Standard (IAS) 34 – Interim Financial Reporting.
     The following table shows selected consolidated financial data of BCE, prepared in accordance with IFRS, for the eight most recently completed quarters.

	2012			2011			2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenues	4,909	5,166	4,910	4,955	4,466	4,679	4,517	4,440
EBITDA(1)	1,927	1,869	1,941	1,986	1,833	1,748	1,841	1,843
Severance, acquisition and other costs	(19)	1	(130)	(219)	(61)	(86)	(129)	(15)
Depreciation	(644)	(661)	(628)	(638)	(611)	(607)	(600)	(595)
Amortization	(181)	(181)	(180)	(183)	(179)	(193)	(181)	(183)
Net earnings	676	573	736	683	582	344	482	630
Net earnings attributable to common shareholders	574	486	642	590	503	318	454	605
Net earnings per common share
Basic	0.74	0.62	0.83	0.76	0.67	0.42	0.60	0.80
Diluted	0.74	0.62	0.83	0.76	0.67	0.42	0.60	0.80
Included in net earnings:
Severance, acquisition and other costs	(14)	2	(82)	(162)	(40)	(67)	(91)	(6)
Net gains on investments	8	–	–	89	–	–	–	8
Fair value adjustment on fund unit liability	–	–	–	–	–	(58)	(56)	16
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	–	–	–	(3)	(10)	(8)
Adjusted net earnings(1)	580	484	724	663	543	446	611	595
Adjusted EPS(1)	0.75	0.62	0.93	0.86	0.72	0.59	0.81	0.78
Average number of common shares outstanding – basic (millions)	774.3	778.1	777.6	776.6	752.9	754.1	756.7	759.7

(1)	EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – EBITDA and Adjusted net earnings and adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, a reconciliation to the most comparable IFRS financial measures.

BCE INC.  Q1 2012  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q1 2012 compared with Q1 2011. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q1 2012	Q1 2011	% CHANGE
Operating revenues	4,909	4,466	9.9%
Operating costs	(2,982)	(2,633)	(13.3%	)
EBITDA	1,927	1,833	5.1%
Severance, acquisition and other costs	(19)	(61)	68.9%
Depreciation	(644)	(611)	(5.4%	)
Amortization	(181)	(179)	(1.1%	)
Finance costs
Interest expense	(204)	(191)	(6.8%	)
Interest on employee benefit obligations	(243)	(242)	(0.4%	)
Expected return on pension plan assets	267	254	5.1%
Other expense	(20)	(22)	9.1%
Earnings before income taxes	883	781	13.1%
Income taxes	(207)	(199)	(4.0%	)
Net earnings	676	582	16.2%
Net earnings attributable to:
Common shareholders	574	503	14.1%
Preferred shareholders	35	29	20.7%
Non-controlling interest	67	50	34.0%
Net earnings	676	582	16.2%
Earnings per share (EPS)	0.74	0.67	10.4%
Adjusted EPS	0.75	0.72	4.2%

Operating Revenues

Total operating revenues for BCE were $4,909 million in the first quarter of 2012, representing a 9.9% increase over operating revenues of $4,466 million in the first quarter of 2011. Higher revenues at Bell drove the improvement in BCE’s total operating revenues this quarter. Bell Aliant revenues this quarter remained unchanged year over year.
     Bell’s operating revenues increased 11.6% in Q1 2012 to $4,333 million from $3,882 million in Q1 2011, due mainly to the acquisition of CTV. Additionally, higher revenue at Bell Wireless was offset by lower year-over-year revenue at our Bell Wireline segment, which excludes revenues from our portal business that are reported in our Bell Media segment as of Q2 2011. Operating revenues for Bell in the first quarter of 2012 were comprised of service revenues of $3,936 million, which were 13.3% higher than in the first quarter of 2011, and product revenues of $397 million, which decreased 2.9% over last year.
     Bell Wireline revenues decreased 3.5% this quarter, due mainly to the continued decline in traditional voice and data revenues, as well as the impact of richer upfront promotional discounts and retention credits on residential service revenues as a result of aggressive competitive pricing on service bundle offers in the market. Growth in revenues from our TV and residential Internet services, higher IP broadband connectivity revenues and increased data product sales to our business customers moderated this decline.
     Bell Wireless’ revenues grew 5.5% in Q1 2012 as a result of increased service revenues from a larger postpaid subscriber base and increased data usage that generated higher blended ARPU year over year.
     Bell Media’s revenue in the first quarter of 2012 was $512 million.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Costs

Operating costs for BCE were $2,982 million in the first quarter of 2012, up from $2,633 million in the first three months of 2011. The year-over-year increase was the result of higher operating costs at Bell. Bell Aliant’s operating costs were up slightly in Q1 2012 to $360 million from $354 million in Q1 2011, due mainly to higher TV costs consistent with growth in Bell Aliant’s FibreOP TV subscriber base, increased marketing and sales expenses attributable to growth in FibreOP subscribers and increased FibreOP advertising, and higher cost of product sales.
     Bell’s operating costs increased 14.8% to $2,728 million in Q1 2012 from $2,377 million in Q1 2011. The increase was due primarily to the acquisition of CTV and slightly higher wireless operating costs year over year, partly offset by lower operating costs at our Bell Wireline segment.

8  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

     Operating costs at Bell Wireline decreased 3.2% this quarter to $1,576 million from $1,628 million in the first quarter of 2011. The improvement was the result of reduced labour costs, lower cost of goods due to lower total wireline product revenues, lower operating taxes, decreased marketing and sales expenses, billing and IT-related cost savings from previously renegotiated vendor contracts, lower fleet management costs, as well as cost savings realized through efficiency-related productivity improvements.
     Bell Wireless’ operating costs were $799 million in Q1 2012, up 1.1% compared to $790 million in Q1 2011. The increase in operating costs can be attributed to higher payments to other carriers as a result of increased data roaming volume, higher wireless handset subsidies due to an increased number of smartphone sales and fewer unsubsidized upgrades year over year, as well as higher customer service costs to support a growing base of smartphone customers using more sophisticated data services and applications. These factors were offset largely by lower labour costs resulting from workforce reduction initiatives undertaken in 2011 and higher network labour capitalization, as well as lower advertising and marketing costs.
     Bell Media’s operating costs in the first quarter of 2012 were $431 million. This amount included a non-cash charge of $23 million for amortization of the fair value of certain programming rights, which resulted from the allocation of the purchase price for CTV.
     Total pension current service cost at BCE increased to $66 million this quarter from $59 million in Q1 2011. Pension current service cost at Bell totalled $52 million in Q1 2012, up from $44 million in Q1 2011. The increase was attributable to the impact of a lower discount rate used to value employee benefit obligations, as well as to incremental pension costs from the acquisition of CTV. Pension current service cost at Bell Aliant was $14 million this quarter compared to $15 million last year.

EBITDA

EBITDA at BCE increased 5.1% in Q1 2012 to $1,927 million from $1,833 million in Q1 2011 due to higher EBITDA at Bell, offset partly by decreased EBITDA at Bell Aliant. BCE’s EBITDA margin decreased to 39.3% this quarter from 41.0% last year.
     Bell’s EBITDA was $1,605 million in the first quarter of 2012, up 6.6% from $1,505 million in the first quarter of 2011. This increase was driven by the acquisition of CTV and by improved year-over-year performance at Bell Wireless. Lower EBITDA at our Bell Wireline segment moderated the increase in Bell’s EBITDA this quarter. Bell’s EBITDA margin decreased to 37.0% in Q1 2012 from 38.8% in Q1 2011, due mainly to a year-over-year decrease in higher-margin wireline revenue and the inclusion of lower-margin Bell Media revenues in our operating results beginning in the second quarter of 2011.
     EBITDA at our Bell Wireline segment decreased 3.9% this quarter as lower operating costs were more than offset by a year-over-year decline in revenues as described above.
     Bell Wireless’ EBITDA increased 13.0% in Q1 2012, due mainly to higher wireless operating revenues, disciplined management of postpaid customer acquisition and retention spending as well as control over marketing and selling expenses even as the level of competition intensity remained high.
     Bell Media’s EBITDA was $81 million in Q1 2012, which included $23 million amortization of fair value adjustments to certain programming rights recognized as part of the acquisition of CTV.
     Bell Aliant’s EBITDA decreased 1.8% in Q1 2012, due to slightly higher operating costs as operating revenues were virtually unchanged year over year.
     See Segmented Analysis for a discussion of EBITDA on a segmented basis.

Severance, Acquisition and Other Costs

We recorded severance, acquisition and other costs of $19 million in the first quarter of 2012. These included:

  severance charges related to voluntary and involuntary workforce reduction initiatives of $14 million acquisition and other costs of $5 million.

We recorded severance, acquisition and other costs of $61 million in the first quarter of 2011. These included:

  severance charges related to voluntary and involuntary workforce reduction initiatives of $43 million acquisition and other costs of $18 million.

Depreciation and Amortization

Depreciation

Depreciation of $644 million in the first quarter of 2012 represented an increase of $33 million, or 5.4%, compared to $611 million for the same period last year, due to a higher depreciable asset base in 2012 and incremental depreciation due to our acquisition of CTV on April 1, 2011.

BCE INC.  Q1 2012  QUARTERLY REPORT  9

Management’s Discussion and Analysis

Amortization

Amortization of $181 million in the first quarter of 2012 increased when compared to $179 million for the same period last year, due to incremental amortization resulting from our acquisition of CTV on April 1, 2011, partly offset by a lower asset base in 2012. In addition, there was $23 million of amortization expense included in operating costs related to the fair value of certain programming rights, which resulted from the allocation of the purchase price for CTV.

Finance Costs

Interest expense

Interest expense of $204 million in the first quarter of 2012 represented an increase of $13 million, or 6.8%, compared to $191 million in the first quarter of 2011. The increase resulted from interest on higher average debt levels used to finance the CTV acquisition, partly offset by lower average interest rates.

Interest on employee benefit obligations

Interest on employee benefit obligations of $243 million in the first quarter of 2012 represented an increase of $1 million, or 0.4%, compared to $242 million for the same period in 2011. Interest on a higher benefit obligation and the acquisition of CTV’s benefit obligation on April 1, 2011 was offset largely by a lower discount rate used to value our employee benefit obligations because of a reduction in market interest rates.

Expected Return on Pension Plan Assets

The expected return on pension plan assets of $267 million in the first quarter of 2012 represented an increase of $13 million, or 5.1%, compared to $254 million for the same period last year. This increase was a result of higher assets in the pension plans in 2012 due to a voluntary contribution of $750 million made to the pension plan in December 2011 and our acquisition of CTV on April 1, 2011, partly offset by the decrease in the return on pension plan assets in 2012.

Other Expense

Other expense of $20 million in the first quarter of 2012 represented a decrease of $2 million, or 9.1%, compared to $22 million for the same period last year. In Q1 2012, net mark-to-market losses on economic hedges of $23 million were offset partly by a gain on investment of $8 million. In the first quarter of 2011, other expense of $22 million resulted from the impairment of our Calgary Westwinds campus of $21 million.

Income Taxes

Income taxes of $207 million in the first quarter of 2012 represented an increase of $8 million, or 4.0%, compared to $199 million for the same period last year due to higher taxable income, partly offset by a lower corporate tax rate.

Net Earnings and EPS

Net earnings attributable to common shareholders for the first quarter of 2012 was $574 million, or $0.74 per common share, compared with net earnings of $503 million, or $0.67 per common share, for the same period last year. The increase in 2012 was a result of higher EBITDA, as a result of the acquisition of CTV, and lower severance, acquisition and other costs. These increases were partly offset by higher depreciation and interest expense.
     Excluding the impact of severance, acquisition and other costs, and net gains on investments, Adjusted net earnings was $580 million in the first quarter of 2012, an increase of $37 million compared to $543 million for the same period last year. As a result, Adjusted EPS increased by 4.2% in Q1 2012 to $0.75 per common share from $0.72 per common share in Q1 2011.

10  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OPERATING REVENUES	Q1 2012	Q1 2011	% CHANGE
Bell Wireline	2,579	2,672	(3.5%	)
Bell Wireless	1,320	1,251	5.5%
Bell Media	512	–	n.m.
Inter-segment eliminations	(78)	(41)	(90.2%	)
Bell	4,333	3,882	11.6%
Bell Aliant	682	682	0.0%
Inter-segment eliminations	(106)	(98)	(8.2%	)
Total operating revenues	4,909	4,466	9.9%

EBITDA	Q1 2012	Q1 2011	% CHANGE
Bell Wireline	1,003	1,044	(3.9%	)
Bell Wireless	521	461	13.0%
Bell Media	81	–	n.m.
Bell	1,605	1,505	6.6%
Bell Aliant	322	328	(1.8%	)
Total EBITDA	1,927	1,833	5.1%

n.m.: not meaningful

Bell Wireline Segment

Bell Wireline Revenue

Starting in the first quarter of 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. The previously reported Wireline segment and consolidated results did not change as a result of this restatement.

BELL WIRELINE REVENUE	Q1 2012	Q1 2011	% CHANGE
Local and access	678	729	(7.0%	)
Long distance	212	234	(9.4%	)
Data	1,418	1,415	0.2%
Equipment & other	192	219	(12.3%	)
Total external revenues	2,500	2,597	(3.7%	)
Inter-segment revenues	79	75	5.3%
Total Bell Wireline revenue	2,579	2,672	(3.5%	)

Bell Wireline revenues totalled $2,579 million in the first quarter of 2012, down 3.5% from $2,672 million in the first quarter of 2011. Year-over-year revenue declines of $51 million in local and access, $22 million in long distance and $27 million in equipment and other were offset partly by a $3 million increase in data revenue.

Local and access

Local and access revenues declined 7.0% in Q1 2012 to $678 million from $729 million in Q1 2011. The decrease reflects ongoing residential NAS erosion attributable to competition, matching of competitive pricing offers in the marketplace, and technological substitution to wireless and Internet-based services. The year-over-year decline also reflects a reduction in business voice access lines as a result of technological substitution to data services and competition, as well as repricing pressures within all of our business markets. The favourable impact of price increases moderated the decline in local and access revenues in Q1 2012.
     Our total NAS net losses in Q1 2012 were 96,530, compared to net losses of 59,243 in Q1 2011, reflecting a higher number of residential and business NAS line losses year over year. The results for the first quarter of 2011 reflected the favourable impact of wholesale residential and business customer migrations from a cable competitor via a third-party reseller of telecommunications services, which began in Q4 2010 and were completed substantially in Q2 2011. Excluding the impact of this third-party reseller, our combined residential and business NAS net losses increased slightly to 89,699 this quarter from 87,694 in the first quarter last year.
     Residential NAS line losses increased 10.6% in Q1 2012 to 71,119 from 64,287 in Q1 2011, primarily as a result of wholesale customer losses to competitors incurred by the aforementioned third-party reseller of telecommunications services. Excluding the impact of this third-party reseller, our residential NAS line losses improved 3.4%, year over year, to 66,999 this quarter compared to 69,391 last year. Residential NAS continued to be affected by customer losses to cable TV competitors due to their aggressive service bundle pricing and promotional activities, as well as by increasing wireless and Internet-based technology substitution.

BCE INC.  Q1 2012  QUARTERLY REPORT  11

Management’s Discussion and Analysis

However, the improvement in residential access line losses year over year can be attributed to the positive pull-through effect of service bundle offers including our Fibe TV and Fibe Internet services which have gained traction since launching in areas of Toronto and Montréal in 2010, competitive retention offers and customer winbacks.
     Business NAS line losses totalled 25,411 in Q1 2012, compared to a net gain of 5,044 in Q1 2011. The year-over-year increase in access line losses reflects the continuing trend of increased competition in the mass and mid-sized business markets, ongoing conversion of voice lines to IP-based services, and continued soft overall demand for new installations due to sluggish employment rates and spending rationalization by business customers. Customer losses experienced by the aforementioned third-party reseller of telecommunications services also contributed to the increase in business NAS line losses this quarter. Excluding the impact of this third-party reseller, our business NAS line losses were 22,700 in Q1 2012 compared to 18,303 in Q1 2011.
     At March 31, 2012, our combined residential and business NAS customer base totalled 6,005,126 lines (comprised of 3,205,002 residential lines and 2,800,124 business lines), compared to 6,416,462 lines (comprised of 3,544,600 residential lines and 2,871,862 business lines) at the end of the first quarter of 2011. This corresponds to an annualized rate of NAS erosion of 6.4% in Q1 2012 compared to 5.1% in Q1 2011, which was comprised of residential and business NAS erosion rates of 9.6% and 2.5%, respectively, compared to 7.0% and 2.7%, respectively, in the first quarter of 2011.

Long distance

Long distance revenues were $212 million in the first three months of 2012, down 9.4% from $234 million in the first quarter of 2011. The year-over-year decline reflected fewer minutes of use by residential and business customers resulting from NAS line losses and technology substitution to wireless calling and IP-based services, ongoing toll competition and rate pressures in our business markets, as well as the continuing shift by residential customers from per-minute rate plans to unlimited or high-usage packages for a set monthly price. Increased sales of global long distance minutes and the positive impact of price increases moderated the overall rate of long distance revenue erosion in Q1 2012.

Data

Beginning in the first quarter of 2012, we began including revenue generated from Bell’s TV services in wireline data revenues. This change aligns our reporting of operating revenues with our Canadian and U.S. peers. Prior periods have been restated to make year-over-year comparisons consistent.
     Data revenues were $1,418 million in the first three months of 2012, up slightly from $1,415 million in the first quarter of 2011. During the quarter, we experienced higher residential Internet service revenues, driven primarily by a larger subscriber base and a greater proportion of customers subscribing to Bell Fibe Internet packages year over year, growth in TV, higher IP broadband connectivity revenues, and increased data product sales primarily to large enterprise customers in the government sector. These increases were offset largely by a continued decline in legacy data revenues attributable to ongoing business customer migration to IP-based systems, competitive losses, pricing pressures in our business and wholesale market segments and a lower volume of digital network access circuits in use by our business customers reflecting low levels of growth in the economy. Additionally, data revenues were impacted negatively by the Sympatico.ca portal revenues, which are reported in our Bell Media segment starting in Q2 2011.
     We added 12,393 net high-speed Internet customers in the first quarter of 2012, compared to 13,161 in the first three months of 2011. Although high-speed Internet net activations were relatively stable year over year, the result this quarter represents an improvement over the previous few quarters, reflecting the pull-through effect of Fibe TV customer activations, continued broadband fibre service expansion, as well as fewer business and wholesale customer deactivations. At March 31, 2012, our total number of high-speed Internet connections was 2,104,192, compared to 2,110,487 one year earlier. The figure for Q1 2012 includes a beginning-of-year adjustment to reduce our subscriber base by 20,953 customers to reflect the decommissioning of our WiMax network and our decision to shut down our cable TV business in Montréal in 2012. The market for these Internet services is declining over time as customers migrate to newer fibre-optic based wireline and wireless technologies. The subscriber base adjustment did not impact net subscriber activations this quarter.
     We added 17,623 net TV subscribers in Q1 2012, up from 8,058 net activations in Q1 2011. TV subscriber acquisition this quarter was fuelled by increased sales of Fibe TV, reflecting increasing customer demand as we further expanded our IPTV service footprint and enhanced our service bundle offers in many urban markets to include Fibe TV and Fibe Internet services. This was moderated by lower satellite TV net activations, due to roll-outs of IPTV service by other competing service providers, aggressive customer conversion offers from cable TV competitors, and Bell customer migrations to Fibe TV. At March 31, 2012, our TV subscriber base totalled 2,111,675, representing a 3.3% increase since the end of the first quarter of 2011. This figure includes a beginning-of-year subscriber base adjustment to write-off 9,527 cable TV customers following our decision to shut down our cable TV business in Montréal in 2012. We continue to offer TV service in the affected areas of Montréal through our satellite TV platform or Fibe TV. The subscriber base adjustment did not impact net subscriber activations this quarter.

12  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Equipment & other

Equipment and other revenues decreased 12.3% in Q1 2012 to $192 million from $219 million in Q1 2011. The year-over-year decline was due mainly to lower legacy telecommunications equipment sales, promotional offers at Bell TV that reduced the average retail price of our premium TV set-top boxes (STBs), a higher proportion of TV STB rentals this quarter compared to last year, and lower consumer electronics equipment sales at The Source (Bell) Electronics Inc. (The Source).

Bell Wireline EBITDA

EBITDA for our Bell Wireline segment was $1,003 million in the first quarter of 2012, down 3.9% from $1,044 million in the first three months of 2011. This corresponded to an EBITDA margin of 38.9% this quarter, compared to 39.1% in Q1 2011.
     The year-over-year decrease in Bell Wireline EBITDA this quarter was due to lower operating revenues as described above, partly offset by lower operating costs which improved 3.2% to $1,576 million in Q1 2012 from $1,628 million in Q1 2011. The year-over-year reduction in wireline operating costs was due primarily to:

  a decline in labour costs due to a reduced workforce and decreased use of outsourced labour and contractors lower cost of goods sold due to a decrease in total wireline product revenues

  IT savings from reduced contract maintenance costs, as well as lower print and mailing costs for customer billing lower operating taxes

  decreased marketing and sales expenses, including advertising lower fleet management costs

  other efficiency gains resulting from productivity and ongoing service improvements in both our field operations and residential services call centres.

Higher cost of revenue resulting from increased sales of global long distance minutes, increased content and support costs to grow and manage Fibe TV, higher bad debt expense, as well as higher pension current service costs, partly offset the improvement in Bell Wireline operating costs this quarter.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q1 2012	Q1 2011	% CHANGE
Service	1,214	1,145	6.0%
Product	94	99	(5.1%	)
Total external revenues	1,308	1,244	5.1%
Inter-segment revenues	12	7	71.4%
Total Bell Wireless revenue	1,320	1,251	5.5%

Bell Wireless operating revenues, comprised of network service and product revenues, increased 5.5% in the first quarter of 2012 to $1,320 million from $1,251 million in the first quarter of 2011.
     Wireless service revenue was up 6.0% in Q1 2012 to $1,214 million from $1,145 million in Q1 2011. The year-over-year increase was the result of growth in wireless data usage and revenue from postpaid subscriber growth and accelerated smartphone adoption, which contributed to higher blended ARPU. Wireless data revenue was 31% higher this quarter compared to Q1 2011, while wireless voice revenue decreased 3.2% year over year. Wireless service revenue in Q1 2012 continued to be impacted negatively by richer rate plan offers, as well as increased customer acquisition credits and loyalty discounts offered on contract renewals in light of ongoing competitive pressure to lower prices.
     Product revenue decreased 5.1% in the first quarter of 2012 to $94 million from $99 million in the same quarter in 2011, despite a higher year-over-year sales mix of more expensive smartphones including device upgrades, mainly as a result of lower volumes.
     Blended ARPU was $53.84 in Q1 2012, up 4.2% compared to $51.68 in Q1 2011. Growth in blended ARPU was primarily the result of increasing data usage reflecting a greater percentage of higher-value postpaid customers using smartphones in our subscriber base year over year, partly offset by declining voice ARPU. Data ARPU growth of 28% in Q1 2012 reflected increased use of e-mail, wireless Internet, text messaging and other mobile applications, as well as increased adoption of data plans driven by increased penetration of smartphones and other data devices such as tablets. Voice ARPU declined 4.9% this quarter, mainly as a result of competitive pricing pressures and lower usage by customers increasingly substituting for data features and services. The voice ARPU decline also reflects increased use by customers of included-minute rate plans.
     Postpaid gross activations totalled 293,572 this quarter compared to 299,657 in the first quarter of 2011. The 2.0% year-over-year decrease in postpaid gross activations mainly reflected our disciplined focus on balancing subscriber growth with profitability as well as aggressive acquisition offers targeted particularly at lower-value subscribers from both new entrants and incumbent operators’ discount brands. Increased competitive intensity was evident in price competition and more unlimited-usage rate plan offers featuring low-priced devices. As a result of our continued focus on acquiring higher-value postpaid customers, the percentage of subscribers with smartphones increased to 52% of our overall postpaid subscriber base at March 31, 2012,

BCE INC.  Q1 2012  QUARTERLY REPORT  13

Management’s Discussion and Analysis

compared to 34% one year earlier. These subscribers typically generate significantly higher ARPU and have lower churn rates than those with messaging and voice-only mobile devices.
     Prepaid gross activations decreased 23.8% in Q1 2012 to 94,574 from 124,142 in Q1 2011, due primarily to aggressive acquisition offers from the newer wireless entrants for lower-value subscribers.
     Total gross wireless activations in Q1 2012 decreased 8.4% to 388,146 from 423,799 in Q1 2011, due mainly to fewer prepaid gross activations.
     Our blended churn rate decreased to 1.8% in the first quarter of 2012 from 1.9% in the first quarter of 2011, due to a greater percentage of postpaid subscribers in our subscriber base, year over year, as postpaid wireless service typically has lower customer churn than prepaid wireless service. Postpaid churn in Q1 2012 was stable year over year at 1.4%, while prepaid churn increased to 3.9% from 3.7% in Q1 2011, due to a high level of competitive intensity, particularly at the low end of the consumer market, reflecting richer acquisition offers that include unlimited voice and data usage rate plans and deeply discounted handsets.
     Postpaid net activations totalled 62,576 this quarter, down from 80,648 in Q1 2011, as a result of fewer gross activations compared to last year. Prepaid net customer losses increased to 83,903 in Q1 2012 from 75,356 in Q1 2011 as a result of fewer gross activations and higher churn year over year. At March 31, 2012, we provided service to 7,406,155 wireless subscribers, representing a 2.2% increase since the end of Q1 2011.

Bell Wireless EBITDA

Our Bell Wireless segment reported EBITDA of $521 million in the first quarter of 2012, up 13.0% from $461 million in the first three months of 2011. This increase was mainly the result of higher wireless operating revenues as described above, partly offset by slightly higher operating costs year over year. Bell Wireless’ EBITDA margin as a percentage of wireless service revenue increased to 42.9% in Q1 2012 from 40.3% in Q1 2011. The year-over-year improvement in wireless EBITDA margin resulted from disciplined control over subscriber acquisition and customer retention spending in combination with solid service revenue growth.
     Bell Wireless operating costs remained relatively stable year over year, increasing only 1.1% in Q1 2012 to $799 million from $790 million in Q1 2011. The increase in operating costs can be attributed to higher payments to other carriers as a result of increased data roaming volume, as well as higher wireless handset subsidies due to an increased number of smartphone sales and fewer unsubsidized upgrades year over year. Other increases resulted from higher bad debt expense and higher customer service costs to support a growing base of smartphone customers using more sophisticated data services and applications. These factors were offset largely by lower labour costs resulting from workforce reduction initiatives undertaken in 2011 and higher network labour capitalization due to our LTE network build, as well as lower advertising and marketing costs.
     Wireless cost of acquisition (COA) per gross activation increased 9.0% in Q1 2012 to $399 from $366 in Q1 2011. This increase was due mainly to higher per-unit handset subsidies driven by a higher proportion of postpaid and smartphone customer activations this quarter compared to the first quarter of 2011, more aggressive handset pricing in the market and higher commissions due to a higher smartphone mix. This was partly offset by the favourable impact of disciplined spending on advertising.

Bell Media Segment

Bell Media Revenue

BELL MEDIA REVENUE	Q1 2012
Total external revenues	478
Inter-segment revenues	34
Total Bell Media revenue	512

Bell Media’s operating revenue was $512 million this quarter, driven by the significant contribution of advertising sales across its television, radio and digital media properties both locally and nationally, as well as subscriber fees payable by broadcast distributors for carrying Bell Media’s pay, pay-per-view and specialty TV services.
     Advertising revenue reflected solid demand across many industry sectors, supported by the maintenance of strong audience levels across Bell Media’s conventional and specialty TV channels. However, consistent with a slow-growing and uncertain economy, advertising sales particularly in conventional television were impacted adversely by continuing soft advertising markets. CTV, Bell Media’s conventional television network, held 13 of the top 20 programs nationally in the winter season among all viewers, while the Bell Media family of websites streamed more than 186 million video views and welcomed 14.7 million unique visitors on average each month, serving up 30 million hours of video and a total of 1.9 billion page views in Q1 2012.
     Subscriber revenues this quarter reflected higher rates charged to broadcast distributors for Bell Media specialty sports and non-sports services, as well as continued solid specialty channel and digital results. Digital subscriber revenue was driven by the introduction, on April 1, 2011, of an enhanced Mobile TV service featuring live and on-demand access to expanded content from CTV, TSN, RDS, BNN, MTV and other top brands in Canadian news, sports and entertainment from Bell Media.

14  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Media EBITDA

Bell Media’s EBITDA was $81 million in the first quarter of 2012, which included $23 million of amortization for fair value adjustments to certain programming rights recognized as part of the acquisition of CTV.
     Bell Media’s operating costs totalled $431 million this quarter. This result reflected reduced labour, general and administrative, and sales and marketing expenses, as well as cost synergies from CTV’s integration into Bell, offset by increased content costs which included the amortization of fair value adjustments to programming rights.

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q1 2012	Q1 2011	% CHANGE
Local and access	293	308	(4.9%	)
Long distance	82	90	(8.9%	)
Data	189	172	9.9%
Wireless	22	21	4.8%
Equipment & other	37	34	8.8%
Total external revenues	623	625	(0.3%	)
Inter-segment revenues	59	57	3.5%
Total Bell Aliant revenue	682	682	0.0%

Bell Aliant revenues were $682 million in the first quarter of 2012 and 2011. The continued erosion of Bell Aliant’s legacy voice business was offset by higher revenues from growth in Internet, data, TV and wireless, as well as higher equipment and other sales.
     Local and access revenues decreased 4.9% in Q1 2012 to $293 million from $308 million in Q1 2011. This reduction was due to a 5.4% decline in the NAS customer base since the end of the first quarter of 2011, reflecting competitive losses driven by aggressive pricing by competitors, as well as substitution for other services including wireless and voice over Internet protocol (VoIP). Programs targeted at retaining Bell Aliant’s highest value customers and selected price increases that reflect the higher value provided by Bell Aliant’s bundled packages moderated the impact of a declining NAS customer base on revenues. At March 31, 2012, Bell Aliant had 2,593,939 NAS lines, compared to 2,742,691 NAS one year earlier.
     Long distance revenues were $82 million in Q1 2012, down 8.9% compared to $90 million in Q1 2011. The decline was primarily the result of lower NAS, technology substitution to wireless calling and IP-based services, as well as customer migration from legacy per-minute plans to flat rate plans. The effects of these declines were partly offset by selective price increases.
     Data revenues increased 9.9% in Q1 2012 to $189 million from $172 million in Q1 2011. The year-over-year improvement was due mainly to higher Internet and IPTV revenues. Growth in Internet revenues was driven primarily by higher residential Internet ARPU resulting from increased customer demand for more bandwidth and premium services, price increases and a larger high-speed subscriber base. At March 31, 2012, Bell Aliant had 901,879 high-speed Internet subscribers compared to 877,728 subscribers one year earlier. Higher TV service revenues from growth in Bell Aliant’s FibreOP TV customer base, as well as increased IP broadband connectivity revenues and growth in managed services sales to business customers in Atlantic Canada also contributed to higher data revenues this quarter.
     Wireless revenues totalled $22 million in Q1 2012 compared to $21 million in Q1 2011, due to subscriber and ARPU growth. At March 31, 2012, Bell Aliant had 137,600 wireless customers, an 8.9% increase since the end of Q1 2011.
     Equipment and other revenues increased 8.8% in Q1 2012 to $37 million from $34 million in Q1 2011, due mainly to higher telephone pole rental revenues year over year and increased telecommunications equipment sales to business customers in Atlantic Canada.

Bell Aliant EBITDA

EBITDA at Bell Aliant decreased 1.8% in the first quarter of 2012 to $322 million from $327 million in the first quarter of 2011. The decline was driven by slightly higher operating costs, year over year, as operating revenues remained virtually unchanged as described previously.
     Bell Aliant’s operating costs were $360 million in Q1 2012, compared to $354 million in Q1 2011. The 1.7% year-over-year increase was due to higher TV costs as a result of IPTV content growth, increased marketing and sales expenses attributable to growth in FibreOP subscribers and increased FibreOP advertising, and higher cost of product sales. Lower labour costs from workforce reductions in 2011, decreased operating taxes and reduced IT-related costs moderated higher operating costs at Bell Aliant this quarter.

BCE INC.  Q1 2012  QUARTERLY REPORT  15

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	MARCH 31,	DECEMBER 31,
	2012	2011
Debt due within one year(1)	2,386	2,106
Long-term debt	12,682	12,721
Preferred shares(2)	1,698	1,558
Cash and cash equivalents	(397)	(175)
Net debt	16,369	16,210

(1)	Includes bank advances and notes payable and securitized trade receivables
(2)	Assumes 50% debt classification of outstanding preferred shares of $3,395 million and $3,115 million at March 31, 2012 and December 31, 2011, respectively, consistent with the treatment by certain credit rating agencies

Net debt increased $159 million to $16,369 million in the first quarter of 2012 due to an increase in debt due within one year and preferred shares, partly offset by a decrease in long-term debt and an increase in cash and cash equivalents.
     The increase in debt due within one year and preferred shares is due to:

  increased borrowings in bank advances and notes payable of $254 million the issuance of 11,200,000 BCE Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $280 million.

The increase in cash and cash equivalents is due to free cash flow of $327 million and the issuance of Series AK Preferred Shares for $280 million, partly offset by cash dividends paid on common shares of $403 million.

OUTSTANDING SHARE DATA

	MARCH 31,	DECEMBER 31,
(in millions)	2012	2011
Common shares	773,599,807	775,444,200
Stock options	5,996,745	4,027,309

We had 773,599,807 common shares outstanding at March 31, 2012, a decrease of 1,844,393 shares from December 31, 2011, resulting from BCE’s repurchase of 2,461,539 common shares for cancellation through the 2011 NCIB program, partly offset by stock options that were exercised in Q1 2012.
     The number of stock options outstanding at March 31, 2012 was 5,996,745, an increase of 1,969,436 from December 31, 2011. In the first three months of 2012:

  2,635,084 options were granted at a weighted average exercise price of $40

  617,146 previously granted options were exercised

  48,502 previously granted options expired or were forfeited.

The weighted average exercise price of the stock options outstanding at March 31, 2012 was $37. Of the total outstanding stock options at March 31, 2012, 1,100,638 were exercisable at a weighted average exercise price of $31.

16  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q1 2012	Q1 2011
Cash flows from operating activities	1,198	734
Bell Aliant dividends / distributions paid to BCE	48	71
Capital expenditures	(817)	(634)
Cash dividends paid on preferred shares	(33)	(28)
Cash dividends paid by subsidiaries to non-controlling interest	(79)	(91)
Acquisition costs paid	25	4
Bell Aliant free cash flow	(15)	209
Free cash flow	327	265
Bell Aliant free cash flow, excluding dividends / distributions paid	(33)	(280)
Acquisition costs paid	(25)	(4)
Other investing activities	8	7
Net issuance of debt instruments	180	1,450
Issue of common shares	18	49
Issue of preferred shares	280	–
Issue of equity securities by subsidiaries to non-controlling interest	1	288
Repurchase of common shares	(107)	–
Cash dividends paid on common shares	(403)	(344)
Other financing activities	(24)	(30)
Net increase in cash and cash equivalents	222	1,401

Cash Flows from Operating Activities

Cash flows from operating activities were $1,198 million, an increase of $464 million, or 63%, compared to $734 million in the first quarter of 2011. The increase was due to:

  a decrease of $268 million in pension contributions, due to a $200 million lump sum pension contribution made by Bell Aliant in the first quarter of 2011 and lower contributions at Bell a decrease of $155 million in severance and other costs paid due to amounts paid to residential home phone customers further to our CRTC deferral account obligation in the first quarter of 2011 an increase in EBITDA, exclusive of pension current service costs of $101 million an increase in working capital

These increases were offset partly by higher income taxes paid for the three months ending March 31, 2012 amounting to $96 million.

Free Cash Flow

Free cash flow was $327 million, an increase of $62 million compared to free cash flow of $265 million in the first quarter of 2011. Higher cash flows from operating activities of $464 million were offset partly by a decrease in Bell Aliant free cash flow of $224 million and an increase in capital expenditures of $183 million.

Capital Expenditures

Capital expenditures for BCE were $817 million in the first three months of 2012, up from $634 million in the same three-month period last year, reflecting higher spending at both Bell and Bell Aliant. As a percentage of revenue, capital expenditures for BCE increased to 16.6% this quarter from 14.2% in Q1 2011.
     At Bell, capital expenditures increased $165 million, year over year, to $680 million in Q1 2012 from $515 million in Q1 2011, corresponding to a capital intensity ratio of 15.7% of revenue this year compared to 13.3% last year. The year-over-year increase was due to:

  the deployment of broadband fibre to existing residential homes and neighbourhoods, new housing developments, condominiums and other multiple-dwelling units (MDUs), as well as targeted businesses in Ontario and Québec grooming of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service ongoing construction of Bell’s 4G LTE network in urban markets wireless network capacity growth to accommodate increasing wireless data consumption speed and capacity enhancements to our IP backbone network infrastructure increased investment in customer service to improve client care support systems and self-serve tools.

BCE INC.  Q1 2012  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Additionally, Bell’s capital expenditures were higher this year as a result of the acquisition of CTV, where capital spending in the first quarter of 2012 focused on HD upgrades to broadcast studios and TV production equipment.
     Consistent with its strategic priority to grow broadband, Bell Aliant’s capital expenditures increased 15.1%, year over year, to $137 million in Q1 2012 from $119 million in Q1 2011, mainly reflecting accelerated expansion of its FibreOP Internet and TV service coverage through the deployment of FTTH.

Debt Instruments

In the first quarter of 2012, we issued $180 million of debt, net of repayments, mainly from borrowings under notes payable and bank advances.
     In the first quarter of 2011, we issued $1,450 million of debt, net of repayments. Bell Canada issued medium-term debentures having a principal amount of $1 billion. We borrowed approximately $560 million under notes payable and bank advances, mainly from an issuance of $600 million in commercial paper at Bell Canada.

Issue of Preferred Shares

In the first quarter of 2012, BCE issued 11,200,000 Series AK Preferred Shares for gross proceeds of $280 million.

Issue of Equity Securities by Subsidiaries to Non-Controlling Interest

In the first quarter of 2011, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $288 million.

Repurchase of Common Shares

In the first three months of 2012, BCE repurchased and cancelled 2,604,439 of its outstanding common shares for a total cash outlay of $107 million under its 2011 NCIB program. The program was completed in March 2012.

Cash Dividends Paid on Common Shares

In the first quarter of 2012, cash dividends paid on common shares increased as we paid a dividend of $0.5175 per common share as compared to a dividend paid of $0.4575 per common share in the first quarter of 2011.

CREDIT RATINGS

Our key credit ratings at May 2, 2012 remain unchanged from those described in the BCE 2011 Annual MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2011 Annual MD&A, with the exception of the funding required for our acquisition of Astral. The Astral acquisition is valued at approximately $3.38 billion. To fund the proposed acquisition, BCE has secured a new, three-year committed credit facility in the amount of up to $3.5 billion. BCE has assumed that the purchase price for Astral will be funded by approximately $2.5 billion of borrowings under the credit facility, to be replaced by permanent financing consisting of long-term debt and preferred shares to be issued in the capital markets, and up to $750 million of BCE common shares, which BCE has discretion to replace, in whole or in part, with cash at closing.
     BCE has agreed to purchase, in a joint ownership arrangement with Rogers, a net 75% ownership position in MLSE from Ontario Teachers’ Pension Plan Board. BCE’s cash commitment will total $525 million (or $398 million assuming the completion of a leveraged recapitalization of MLSE) and is expected to be funded with a combination of cash on hand, cash flows from operations and commercial paper.

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2011 Annual MD&A under the section Our Regulatory Environment (at pages 58 to 61 of the BCE 2011 Annual Report), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2011 Annual MD&A.

18  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Industry Canada Consultation on Reform of Canada’s Telecommunications Foreign Ownership Rules

On March 14, 2012, the Minister of Industry announced that the Federal Government planned to introduce changes to the foreign ownership provisions of the Telecommunications Act. These changes would remove the existing foreign investment restrictions applicable to facilities-based wireline and wireless telecommunications operators, known as Telecommunications Common Carriers (TCCs), that have less than a 10 percent share of the total Canadian telecommunications market measured by revenue. This would mean that non-Canadian investors would be able to acquire up to 100% ownership in and control over TCCs already operating in Canada having less than a 10% share of the national market, or new TCCs not yet present in Canada. TCCs that grow their market share over the 10 percent revenue threshold (other than by way of merger or acquisition) would continue to be eligible to operate with foreign ownership and control of their operations. The current foreign ownership restrictions, which effectively limit foreign direct and indirect investment in TCCs to a maximum 46.67 percent voting interest and which prevent non-Canadians from exercising control in fact would remain applicable to TCCs, such as Bell, Rogers and Telus, having a greater than 10 percent share of the national telecommunications market. There would be no changes to the foreign ownership restrictions applicable to broadcasters, such as licenced cable and satellite television service providers, or programming licensees, such as Bell Media.
     The government’s announced changes will be implemented by way of amendments to the Telecommunications Act contained in Bill C-38, The Budget Implementation Act, introduced on April 26, 2012. The announced changes to the foreign ownership restrictions for TCCs could result in more foreign companies entering the Canadian market. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. The adoption of these changes could place us at a disadvantage relative to some of our competitors as it relates to access to, and cost of, capital.

CRTC Proceeding to Consider the Adoption of a National Wireless Services Consumer Code

In Telecom Notice of Consultation CRTC 2012-206 (TNC 2012-126), the CRTC is seeking comment on whether it should develop a national retail wireless services consumer code. Over the past several years several provinces, including Québec, Manitoba, Ontario and Newfoundland and Labrador, have amended (or announced plans to amend) their consumer protection legislation to directly or indirectly regulate wireless service contracts in those provinces. Carriers have expressed concerns that the proliferation of at-times inconsistent provincial regulatory rules has led to a patchwork of different rules that creates confusion for consumers and increases compliance costs for national wireless service providers, which ultimately increases costs which are passed onto consumers. The adoption of a single, national wireless code adopted or approved by the CRTC would have the benefit of streamlining compliance and operational costs. However, there is a risk that if the CRTC decides to re-assert its jurisdiction over wireless consumer contracts that it could re-impose more stringent regulation than exists today. Parties’ comments are due by May 3, 2012 with reply comments due on May 14, 2012.

BROADCASTING ACT

Proceeding to Review Over-The-Top (OTT) Programming Services

As discussed in more detail in the BCE 2011 Annual MD&A, on May 25, 2011, the CRTC initiated a fact-finding exercise aimed at better understanding the impact OTT programming (programming delivered via the Internet) will have on the Canadian broadcasting system and whether changes are necessary with regard to the regulation of either OTT programming or traditional regulated broadcasting distribution undertakings. On October 5, 2011, the CRTC announced that its fact-finding exercise produced inconclusive results and that it would not, at that time, consider a general review of the current regulatory framework which applies to new media broadcasting undertakings. The CRTC also announced on April 16, 2012 that, although it will continue to monitor OTT in the context of the evolving Canadian communications landscape, it considers that OTT programming services have not had an impact sufficient to warrant another fact-finding exercise at this time. If no further action is taken by the CRTC, OTT providers that compete with traditional broadcasters will continue to be able to do so without making similar contributions to Canadian program creation and presentation, thus benefitting from an unbalanced regulatory environment.

BCE INC.  Q1 2012  QUARTERLY REPORT  19

Management’s Discussion and Analysis

RADIOCOMMUNICATION ACT

700 MHz Spectrum Auction

In March 2012, Industry Canada released its decision on a policy and technical framework for licensing 700 MHz spectrum. Rather than a spectrum set-aside, as it employed in the 2008 AWS auction, Industry Canada will implement spectrum caps in the 700 MHz spectrum auction. The spectrum cap will limit Bell, and other larger licensees, to obtaining only one of the four paired spectrum blocks that line up with the 700 MHz spectrum holdings of the two largest wireless service providers in the U.S. The Federal Government’s pending changes to the Canadian telecommunication foreign ownership regulations would allow foreign entities to bid for the same spectrum blocks as Bell, and the other larger Canadian licensees, but they would be subject to a larger spectrum cap of two paired spectrum blocks. Additional rural deployment requirements will apply, applicable in any area where a carrier has access to two or more paired blocks of spectrum. The ability of Bell to acquire its preferred spectrum blocks in the auction may be affected by the auction strategies of other participants and the extent of potential entry of foreign entities in the auction process. On April 25, 2012, Industry Canada initiated a further consultation seeking comments on licensing considerations related to auction format, rules and processes, as well as on conditions of licence for spectrum in the 700 MHz band.

Decisions and Consultations on Transition to Broadband Radio Service in the 2500–2690 MHz Band

In March 2012, Industry Canada released its decisions on a policy and technical framework to further license spectrum in the 2500 MHz spectrum band. Specifically the decisions address spectrum caps, spectrum packaging, block and tier sizes as well as deployment requirements. Industry Canada anticipates that the auction for the 2500 MHz spectrum will be conducted in early 2014. Industry Canada chose to implement a 40 MHz spectrum cap that includes both paired and unpaired spectrum. Existing spectrum licensees in the 2500 MHz spectrum band will not be required to return spectrum if they are above the 40 MHz spectrum cap in a licenced area, and they will also be allowed to acquire additional spectrum, up to that cap, in licenced areas where they are currently below the cap. This will give Bell the flexibility to bid for additional spectrum in areas where we are below the cap. Industry Canada will license spectrum on a 10 + 10 MHz block basis and unpaired spectrum will be licensed in blocks of 25 MHz in all areas. Licences will be granted on the basis of Tier 3 service areas with the exception of the Yukon, Northwest Territories and Nunavut which will be licensed on the basis of Tier 4 service areas. Industry Canada also announced that rollout obligations will apply to licensees, with the details to be determined following a further consultation. The Federal Government’s pending changes to the Canadian telecommunications foreign ownership regulations would allow foreign entities to participate in the auction process. The ability of Bell to acquire its preferred spectrum blocks in auction may be affected depending on the auction strategies of other participants and the extent of entry of foreign entities in the auction process.

Roaming and Tower Sharing Conditions of Licence

In a consultation document issued on March 14, 2012, entitled Proposed Revisions to the Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, Industry Canada proposed a number of significant changes to its existing mandatory roaming and tower sharing Conditions of Licence (CoLs) that are generally intended to strengthen the existing rules to make it easier for licenced wireless providers to enter into roaming agreements and share each others’ towers and ancillary facilities. In terms of roaming, the most important proposed change is to eliminate the current distinction between in-territory and out-of-territory roaming. Under the 2008 CoLs, only new entrants were granted in-territory roaming privileges – but only for 5 years; and out of territory roaming privileges (which applied to both the incumbents and new entrants) were granted for 10 years. In contrast, the 2012 consultation document proposes that all licensees would be obliged to provide mandated roaming to all other licensees indefinitely, whether in-territory or out-of-territory. This change could increase the number of wireless operators seeking mandated roaming on Bell’s wireless network. The change also would provide Bell with increased roaming privileges to competitors’ networks.
     In terms of mandatory tower and site sharing, Industry Canada’s proposed changes primarily address reducing the timelines within which information is to be shared between carriers, and site sharing agreements must be entered into. The consultation proposes to tighten the timelines within which arbitrations would be completed. All of these changes are intended to facilitate the quicker execution of roaming and tower sharing agreements and/or the resolution of such disputes to the extent they occur. Industry Canada is expected to finalize the new tower sharing and roaming CoLs in advance of the forthcoming 700 MHz spectrum auction, anticipated to be held during the first half of 2013.

20  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2011 Annual MD&A, as subsequently updated in this MD&A, are based on certain assumptions including, without limitation, the following:

Assumptions About the Canadian Economy

  growth in the Canadian economy of 2.4% in 2012 based on the Bank of Canada’s most recent estimate, a 40 basis point increase compared with an earlier estimate of 2.0%.

Canadian Market Assumptions

  continued weak product sales, reflecting deferred business customer spending given the slow pace of economic growth a softer advertising market expected for Bell Media
  an ongoing intense level of wireline competition in both consumer and business markets higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution wireless industry penetration gain of 4 to 5 basis points in 2012 driven, in particular, by increased competition, the accelerating adoption of smartphones, tablets and data applications, as well as by the introduction of more LTE devices.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  stabilizing residential NAS line erosion rate as we leverage our broadband investment in IPTV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and home phone services in particular, targeted retention and service bundle offers, customer win backs and better service execution to contribute to the improvement in residential NAS line losses year over year, subject to the risk of more aggressive service bundle offers from our cable TV competitors and marketing actions from the newer wireless entrants which could lead to higher residential NAS line losses increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, and our ability to seek greater penetration within the MDU market, capitalize on our extensive retail distribution network, which includes The Source, and leverage our market leadership position in HD programming improved subscriber acquisition at Bell Internet to be driven by pull-through from Fibe TV and increased adoption of Fibe Internet packages as we leverage our expanding broadband fibre network to offer higher-speed service to customers in more areas increased business customer spending, new business formation and higher demand for connectivity and ICT services, as the economy strengthens and employment rates improve, to result in a gradual improvement in the performance of our Business Markets unit, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements, deferral of ICT projects and increased NAS erosion cost savings and labour efficiency gains to be achieved from a reduced management workforce, lower corporate support group costs, renegotiated contracts with our vendors and outsource suppliers, client care and field service productivity improvements, managing content costs and reducing traffic that is not on our own network continued customer migration to IP-based systems and competitive re-price pressures in our business and wholesale markets increasing EBITDA contribution from growth services
  approximately 3.3 million Bell Fibe TV-ready households by the end of 2012.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of significant investments made in 2011 in customer acquisition and retention, along with continued acceleration in smartphone activations and data usage incumbents and newer wireless entrants to continue aggressive competition in 2012 and newer wireless entrants to continue enhancing the breadth and reach of their networks, improving their distribution reach and expanding their device portfolios wireless revenue growth to be underpinned by ARPU driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new service, and continued disciplined price management
  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services
  Bell Wireless to maintain a reasonable market share of the incumbent wireless postpaid market higher subscriber acquisition and customer retention costs, as well as the continued deployment of our wireless LTE network in urban markets while continuing to leverage our wireless HSPA+ network.

BCE INC.  Q1 2012  QUARTERLY REPORT  21

Management’s Discussion and Analysis

Operational Assumptions Concerning Bell Media

  building and maintaining strategic supply arrangements for content on four screens, successfully acquiring high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, and producing market-leading news revenue growth in our sports broadcast operations to be generated primarily by increased subscription revenue increased costs to secure content in our sports broadcast operations as we face greater competition from both new and established entrants, and as market rates for specialty content generally increase investment in programming and marketing and launch of new services in both English and French for our non-sports specialty services, in combination with ongoing investment in HD services maintaining our strong market position in our radio operations by leveraging strategic investments made in 2011 the achievement of productivity gains and other operating efficiencies related to Bell Media integration synergies.

Please see the section entitled Business Outlook and Assumptions in the BCE 2011 Annual MD&A at pages 32 to 34 of the BCE 2011 Annual Report for a more complete description of certain of the above and other assumptions for 2012 that we made in preparing forward-looking statements, which section is, except to the extent modified in this MD&A, incorporated herein by reference. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or financial performance. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2011 Annual MD&A we provided a detailed review of risks that could affect our business, financial position and financial performance and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described in the BCE 2011 Annual MD&A included, without limitation, risks associated with:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing AWS spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;
  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;
  the increased adoption by customers of alternative TV services;
  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels;
  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;
  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;
  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;
  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;
  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities, information technology (IT) systems, software and other assets;
  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;
  the complexity of our product offerings and pricing plans;
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;
  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;
  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;
  increased contributions to employee benefit plans;
  labour disruptions;
  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;

22  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis
  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;
  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;
  the theft of our satellite television services;
  Bell Media Inc.’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from challenging economic conditions, cyclical and seasonal variations and competitive pressures, and on securing commercially favourable distribution arrangements with broadcasting distribution undertakings;
  the adverse effect of new technology and increasing fragmentation in Bell Media Inc.’s television and radio markets;
  royalties payable by Bell Media Inc. under licences pursuant to the Copyright Act may increase;
  health concerns about radio frequency emissions from wireless devices;
  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;
  employee retention and performance;
  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;
  there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained;
  stock market volatility; and
  the expected timing and completion of the proposed acquisition by BCE of an interest in MLSE is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory and sports league approvals.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2011 Annual MD&A at pages 62 to 69 of the BCE 2011 Annual Report and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2011 Annual MD&A, at pages 54 to 61 of the BCE 2011 Annual Report, for a more complete description of the above-mentioned and other risks, which sections are incorporated herein by reference.

UPDATE TO THE DESCRIPTION OF RISKS

The following is an update to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2011 Annual MD&A.

The expected timing and completion of the proposed acquisition of astral is subject to closing conditions and other risks and uncertainties and there can be no certainty that anticipated benefits will be realized

The expected timing and completion of the proposed acquisition by BCE of Astral is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, shareholder approval, court approval and any required regulatory approvals, including approval by the CRTC, Competition Bureau and the Toronto and New York stock exchanges (refer to Astral’s Notice of Special Meeting of Shareholders and Management Information Circular dated April 19, 2012 for a detailed description of the relevant closing conditions, termination rights, and other risks and uncertainties, including the required court, shareholder and regulatory approvals). Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. The proposed transaction could be modified, restructured or terminated.
     BCE is proposing to acquire Astral to strengthen its competitive position in the communications industry and to create the opportunity to realize certain benefits. Achieving the anticipated benefits depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as BCE’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of BCE. The consummation of the proposed transaction and the integration require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The consummation of the proposed transaction and the integration process may lead to greater than expected operational challenges and costs, expenses, liabilities, customer loss and business disruption for BCE and, consequently, the failure to realize, in whole or in part, the anticipated benefits.
     In addition, BCE may be required to assume greater than expected liabilities due to undisclosed liabilities of Astral existing at the time of completion of the proposed transaction. Furthermore, BCE’s consolidated financial results may, following completion of the proposed transaction, become more cyclical and will be subject to a greater extent to risks affecting the media industry as a result of a higher concentration of its operations in the media business. Finally, BCE’s expectation that the acquisition of Astral will be accretive to BCE’s earnings and free cash flow per share is subject to the risks that will be faced by Astral’s business, following completion of the proposed transaction, certain of which risks are described in Astral’s MD&A for the financial year ended August 31, 2011, as updated in Astral’s subsequent quarterly MD&As.

BCE INC.  Q1 2012  QUARTERLY REPORT  23

Management’s Discussion and Analysis

Our Accounting Policies

BASIS OF PRESENTATION

BCE’s consolidated interim financial statements for the first quarter of 2012 were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 2, 2012. These consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies as described in our consolidated financial statements for the year ended December 31, 2011. The consolidated interim financial statements do not include all of the notes required in annual financial statements.

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the Chief Financial Officer of BCE have limited the scope of their design and evaluation of our disclosure controls and procedures and internal control over financial reporting to exclude the controls and procedures and internal control over financial reporting of Bell Media Inc. (Bell Media), previously known as CTV, which we acquired on April 1, 2011. Bell Media’s contribution to our consolidated financial statements for the three months ended March 31, 2012 was approximately 10% of consolidated revenues and had no impact on consolidated earnings. Additionally, at March 31, 2012, Bell Media’s current assets and current liabilities were approximately 13% and 6% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 3% and 5% of consolidated non-current assets and non-current liabilities, respectively. The design and evaluation of Bell Media’s disclosure controls and procedures and internal control over financial reporting will be complete in the second quarter of 2012.
     Further details related to the acquisition of CTV are disclosed in note 4 to BCE’s 2011 annual financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q1 2012 consolidated financial statements.
     We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

	Q1 2012	Q1 2011
Net earnings	676	582
Severance, acquisition and other costs	19	61
Depreciation	644	611
Amortization	181	179
Finance costs
Interest expense	204	191
Interest on employee benefit obligations	243	242
Expected return on pension plan assets	(267)	(254)
Other expense	20	22
Income taxes	207	199
EBITDA	1,927	1,833

24  BCE INC.  Q1 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q1 2012		Q1 2011
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	574	0.74	503	0.67
Severance, acquisition and other costs	14	0.02	40	0.05
Net gains on investments	(8)	(0.01)	–	–
Adjusted net earnings	580	0.75	543	0.72

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q1 2012	Q1 2011
Cash flows from operating activities	1,198	734
Bell Aliant dividends / distributions to BCE	48	71
Capital expenditures	(817)	(634)
Cash dividends paid on preferred shares	(33)	(28)
Cash dividends / distributions paid by subsidiaries to non-controlling interest	(79)	(91)
Acquisition costs paid	25	4
Bell Aliant free cash flow	(15)	209
Free cash flow	327	265

BCE INC.  Q1 2012  QUARTERLY REPORT  25

Consolidated Income Statements

FOR THE PERIOD ENDED		MARCH 31,	MARCH 31,
(in millions of Canadian dollars, except share amounts) (unaudited)	NOTE	2012	2011
Operating revenues	3	4,909	4,466
Operating costs	4	(2,982)	(2,633)
Severance, acquisition and other costs	5	(19)	(61)
Depreciation		(644)	(611)
Amortization		(181)	(179)
Finance costs
Interest expense		(204)	(191)
Interest on employee benefit obligations	8	(243)	(242)
Expected return on pension plan assets	8	267	254
Other expense	6	(20)	(22)
Earnings before income taxes		883	781
Income taxes		(207)	(199)
Net earnings		676	582
Net earnings attributable to:
Common shareholders		574	503
Preferred shareholders		35	29
Non-controlling interest		67	50
Net earnings		676	582
Net earnings per common share
Basic	7	0.74	0.67
Diluted	7	0.74	0.67

Average number of common shares outstanding – basic (millions)		774.3	752.9

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED	MARCH 31,	MARCH 31,
(in millions of Canadian dollars) (unaudited)	2012	2011
Net earnings	676	582
Other comprehensive (loss) income, net of income taxes
Net change in unrealized gains (losses) on available-for-sale financial assets, net of income taxes of nil at March 31, 2012 and 2011	3	(10)
Net change in unrealized losses on derivatives designated as cash flow hedges, net of income taxes of $5 million and $7 million at March 31, 2012 and 2011, respectively
Unrealized losses	(13)	(21)
Gains realized in earnings	–	(1)
Actuarial (losses) gains on employee benefit plans, net of income taxes of $71 million and ($61) million at March 31, 2012 and 2011, respectively	(200)	141
Other comprehensive (loss) income	(210)	109
Comprehensive income	466	691
Comprehensive income attributable to:
Common shareholders	387	607
Preferred shareholders	35	29
Non-controlling interest	44	55
Comprehensive income	466	691

26  BCE INC.  Q1 2012  QUARTERLY REPORT

Consolidated Statements of Changes in Equity

		ATTRIBUTABLE TO OWNERS OF THE PARENT
						ACCUMULATED
FOR THE PERIOD ENDED						OTHER
MARCH 31, 2012				SHARES		COMPREHEN-			NON-
(in millions of Canadian dollars)		PREFERRED	COMMON	SUBJECT TO	CONTRIBUTED	SIVE			CONTROLLING	TOTAL
(unaudited)	NOTE	SHARES	SHARES	CANCELLATION	SURPLUS	LOSS	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2012		3,115	13,566	(50)	2,527	5	(5,385)	13,778	981	14,759
Net earnings		–	–	–	–	–	609	609	67	676
Other comprehensive loss		–	–	–	–	(11)	(176)	(187)	(23)	(210)
Comprehensive (loss) income		–	–	–	–	(11)	433	422	44	466
Preferred shares issued	9	280	–	–	–	–	(3)	277	–	277
Common shares issued under stock option plan		–	20	–	(2)	–	–	18	–	18
Common shares repurchased and cancelled	9	–	(46)	–	(3)	–	(58)	(107)	–	(107)
Common shares subject to cancellation	9	–	–	50	–	–	–	50	–	50
Other share-based payments		–	–	–	14	–	(4)	10	1	11
Dividends declared on BCE common and preferred shares		–	–	–	–	–	(455)	(455)	–	(455)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	(79)	(79)
Issue of equity securities by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	1	1
Balance at March 31, 2012		3,395	13,540	–	2,536	(6)	(5,472)	13,993	948	14,941

	ATTRIBUTABLE TO OWNERS OF THE PARENT
				ACCUMULATED
				OTHER			NON-
FOR THE PERIOD ENDED MARCH 31, 2011	PREFERRED	COMMON	CONTRIBUTED	COMPREHEN-			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	SHARES	SHARES	SURPLUS	SIVE INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2011	2,770	12,691	2,579	66	(7,952)	10,154	14	10,168
Net earnings	–	–	–	–	532	532	50	582
Other comprehensive (loss) income	–	–	–	(31)	135	104	5	109
Comprehensive (loss) income	–	–	–	(31)	667	636	55	691
Common shares issued under stock option plan	–	54	(5)	–	–	49	–	49
Other share-based payments	–	–	12	–	–	12	1	13
Dividends declared on BCE common and preferred shares	–	–	–	–	(401)	(401)	–	(401)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(60)	(60)
Issue of equity securities by subsidiaries to non-controlling interest	–	–	–	–	–	–	281	281
Equity transaction with non-controlling interest	–	–	(50)	–	–	(50)	44	(6)
Conversion of fund unit liability	–	–	–	13	2,716	2,729	331	3,060
Balance at March 31, 2011	2,770	12,745	2,536	48	(4,970)	13,129	666	13,795

BCE INC.  Q1 2012  QUARTERLY REPORT  27

Consolidated Statements of Financial Position

FOR THE PERIOD ENDED		MARCH 31,	DECEMBER 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2012	2011
ASSETS
Current assets
Cash		130	130
Cash equivalents		267	45
Trade and other receivables		2,821	3,119
Current tax receivable		38	43
Inventory		361	427
Prepaid expenses		397	262
Other current assets		128	152
Total current assets		4,142	4,178
Non-current assets
Property, plant and equipment		18,897	18,785
Intangible assets		7,983	8,013
Deferred tax assets		314	329
Investments in associates and joint ventures		314	307
Other non-current assets		576	629
Goodwill		7,185	7,185
Total non-current assets		35,269	35,248
Total assets		39,411	39,426

LIABILITIES
Current liabilities
Trade payables and other liabilities		3,464	4,056
Interest payable		154	134
Dividends payable		432	415
Current tax liabilities		43	47
Debt due within one year		2,386	2,106
Total current liabilities		6,479	6,758
Non-current liabilities
Long-term debt		12,682	12,721
Deferred tax liabilities		832	881
Employee benefit obligations		3,180	2,966
Other non-current liabilities		1,297	1,341
Total non-current liabilities		17,991	17,909
Total liabilities		24,470	24,667

EQUITY
Equity attributable to owners of the parent
Preferred shares	9	3,395	3,115
Common shares	9	13,540	13,566
Shares subject to cancellation	9	–	(50)
Contributed surplus		2,536	2,527
Accumulated other comprehensive (loss) income		(6)	5
Deficit		(5,472)	(5,385)
Total equity attributable to owners of the parent		13,993	13,778
Non-controlling interest		948	981
Total equity		14,941	14,759
Total liabilities and equity		39,411	39,426

28  BCE INC.  Q1 2012  QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED		MARCH 31,	MARCH 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2012	2011
Cash flows from operating activities
Net earnings		676	582
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	5	19	61
Depreciation and amortization		825	790
Net employee benefit plans cost	8	42	47
Net interest expense		203	189
Income taxes		207	199
Contributions to employee pension plans		(86)	(354)
Payments under other employee future benefit plans		(24)	(24)
Severance and other costs paid		(92)	(247)
Acquisition costs paid		(25)	(4)
Interest paid		(180)	(167)
Income taxes paid (net of refunds)		(104)	(8)
Net change in operating assets and liabilities		(263)	(330)
Cash flows from operating activities		1,198	734
Cash flows used in investing activities
Capital expenditures		(817)	(634)
Other investing activities		8	7
Cash flows used in investing activities		(809)	(627)
Cash flows (used in) from financing activities
Increase in notes payable and bank advances		254	524
Issue of long-term debt		11	1,002
Repayment of long-term debt		(85)	(76)
Issue of common shares		18	49
Issue of preferred shares	9	280	–
Issue of equity securities by subsidiaries to non-controlling interest		1	288
Repurchase of common shares	9	(107)	–
Cash dividends paid on common shares		(403)	(344)
Cash dividends paid on preferred shares		(33)	(28)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(79)	(91)
Other financing activities		(24)	(30)
Cash flows (used in) from financing activities		(167)	1,294
Net increase in cash		–	1,940
Cash at beginning of period		130	129
Cash at end of period		130	2,069
Net increase (decrease) in cash equivalents		222	(539)
Cash equivalents at beginning of period		45	642
Cash equivalents at end of period		267	103

BCE INC.  Q1 2012  QUARTERLY REPORT  29

Notes to Consolidated Financial Statements

These interim consolidated financial statements should be read in conjunction with BCE’s 2011 annual consolidated financial statements, approved by BCE’s board of directors on March 8, 2012.

These notes are unaudited.

We, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries.

Note 1: Corporate Information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications and media company providing wireline, wireless, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting entertainment services to customers across Canada. The Bell Media segment was formed on April 1, 2011, the effective date of our acquisition of the remaining 85% of common shares of CTV Inc. that we did not already own.

Note 2: Basis of Presentation

These consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 2, 2012. These consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies as described in our consolidated financial statements for the year ended December 31, 2011. The consolidated interim financial statements do not include all of the notes required in annual financial statements.
     All amounts are in millions of Canadian dollars, except where noted.

Note 3: Segmented Information

The following tables present financial information by segment for the three months ended March 31, 2012 and 2011.

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE THREE MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
MARCH 31, 2012	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,500	1,308	478	–	4,286	623	–	4,909
Inter-segment	79	12	34	(78)	47	59	(106)	–
Total operating revenues	2,579	1,320	512	(78)	4,333	682	(106)	4,909
Operating costs	(1,576)	(799)	(431)	78	(2,728)	(360)	106	(2,982)
Segment profit(1)	1,003	521	81	–	1,605	322	–	1,927
Severance, acquisition and other costs	2	(7)	(11)	–	(16)	(3)	–	(19)
Depreciation and amortization	(540)	(115)	(28)	–	(683)	(142)	–	(825)
Finance costs
Interest expense								(204)
Interest on employee benefit obligations								(243)
Expected return on pension plan assets								267
Other expense								(20)
Earnings before income taxes								883

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs for the segment.

30  BCE INC.  Q1 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

			INTER-			INTER-
			SEGMENT			SEGMENT
FOR THE THREE MONTHS ENDED	BELL	BELL	ELIMINA-		BELL	ELIMINA-
MARCH 31, 2011	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,597	1,244	–	3,841	625	–	4,466
Inter-segment	75	7	(41)	41	57	(98)	–
Total operating revenues	2,672	1,251	(41)	3,882	682	(98)	4,466
Operating costs	(1,628)	(790)	41	(2,377)	(354)	98	(2,633)
Segment profit(1)	1,044	461	–	1,505	328	–	1,833
Severance, acquisition and other costs	(49)	(2)	–	(51)	(10)	–	(61)
Depreciation and amortization	(546)	(110)	–	(656)	(134)	–	(790)
Finance costs
Interest expense							(191)
Interest on employee benefit obligations							(242)
Expected return on pension plan assets							254
Other expense							(22)
Earnings before income taxes							781

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs for the segment.

Note 4: Operating Costs

FOR THE THREE MONTHS ENDED MARCH 31	NOTE	2012	2011
Labour costs
Wages, salaries and related taxes and benefits		(1,016)	(886)
Pension current service costs	8	(66)	(59)
Other labour costs(1)		(215)	(219)
Less:
Capitalized labour		209	191
Total labour costs		(1,088)	(973)
Cost of revenues(2)		(1,449)	(1,221)
Other operating costs(3)		(445)	(439)
Total operating costs		(2,982)	(2,633)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5: Severance, Acquisition and Other Costs

FOR THE THREE MONTHS ENDED MARCH 31	2012	2011
Severance costs	(14)	(43)
Acquisition and other costs	(5)	(18)
Total severance, acquisition and other costs	(19)	(61)

SEVERANCE COSTS

Severance costs consist of employee termination charges related to involuntary and voluntary workforce reduction initiatives.

ACQUISITION AND OTHER COSTS

Acquisition costs consist of transaction costs, such as legal and bankers’ fees, employee severance costs related to the purchase or sale of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.
     Other costs consist of real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, as well as certain other costs.

BCE INC.  Q1 2012  QUARTERLY REPORT  31

Notes to Consolidated Financial Statements

Note 6: Other Expense

FOR THE THREE MONTHS ENDED MARCH 31	2012	2011
Net mark-to-market losses on economic hedges	(23)	(6)
Losses on disposal / retirement of software, plant and equipment	(10)	(8)
Gains on investments	8	–
Equity income	7	13
Impairment of assets	2	(21)
Other	(4)	–
Other expense	(20)	(22)

IMPAIRMENT OF ASSETS

We recognized an impairment charge of $21 million in the first quarter of 2011 relating to our Calgary Westwinds campus that is under a finance lease, resulting from an arrangement to sublease the premises in their entirety. The charge was determined by comparing the carrying value of our leasehold interest to its fair value less costs to sell, based on the expected future discounted cash flows using a discount rate of 4.92%. The carrying value of our leasehold interest was $67 million prior to the impairment.
     In the first quarter of 2012, we reduced the discount rate used to determine the fair value less costs to sell to 3.5% from 3.8% at December 31, 2011 to reflect lower market rates. As a result, we reduced the impairment by $2 million.

Note 7: Earnings Per Share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE PERIOD ENDED MARCH 31	2012	2011
Net earnings attributable to common shareholders – basic	574	503
Dividends declared per common share (in dollars)	0.5425	0.4925
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	774.3	752.9
Assumed exercise of stock options(1)	0.4	0.6
Weighted average number of common shares outstanding – diluted	774.7	753.5

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,645,944 in the first quarter of 2012 and 2,833,666 in the first quarter of 2011.

Note 8: Employee Benefit Plans

EMPLOYEE BENEFIT PLANS COST

We provide pension and other post-employment benefits for most of our employees. These include defined benefits (DB) pension plans, defined contribution (DC) pension plans, post-employment and long-term disability benefits. The cost of these plans, including financing, is tabled below.

FOR THE THREE MONTHS ENDED MARCH 31	2012	2011
DB pension plans cost	(8)	(20)
DC pension plans cost	(21)	(16)
Post-employment benefits cost	(20)	(19)
Long-term disability cost	(3)	(3)
Less:
Capitalized benefit plans cost	10	11
Net employee benefit plans cost	(42)	(47)

32  BCE INC.  Q1 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Components of DB Plans Cost

	DB PENSION PLANS COST		POST-EMPLOYMENT BENEFITS COST		LONG-TERM DISABILITY COST		TOTAL

FOR THE THREE MONTHS ENDED MARCH 31	2012	2011	2012	2011	2012	2011	2012	2011
Current service cost(1)	(53)	(52)	(2)	(2)	–	–	(55)	(54)
Interest on obligations	(219)	(218)	(21)	(21)	(3)	(3)	(243)	(242)
Expected return on plan assets	264	250	3	4	–	–	267	254
Employee benefit plans cost	(8)	(20)	(20)	(19)	(3)	(3)	(31)	(42)

(1)	Current service cost is included in operating costs in the Income Statements.

Note 9: Share Capital

ISSUANCE OF PREFERRED SHARES

On January 4, 2012, BCE issued an additional 11,200,000 Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $280 million. Issuance costs were $8 million. As a result, 25,000,000 Series AK Preferred Shares are outstanding.
     For the period ending on December 30, 2016, the Series AK Preferred Shares will pay, as and when declared by the board of directors of BCE, a quarterly fixed dividend based on an annual dividend rate of 4.15%. The Series AK Preferred Shares will, subject to certain conditions, be convertible at the holder’s option into Cumulative Redeemable First Preferred Shares, Series AL, on December 31, 2016 and on December 31 every five years thereafter.

2011 NORMAL COURSE ISSUER BID (NCIB) PROGRAM

In December 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through a NCIB. In December 2011, 3,500,466 common shares were repurchased for $143 million.
     At December 31, 2011, there were 1,222,900 common shares subject to cancellation. In January 2012, we cancelled and paid for 142,900 common shares that were purchased in December 2011 for a total cost of $6 million. Also in January 2012, we settled a $44 million liability related to an agreement with a financial institution to purchase an additional 1,080,000 common shares. All of these common shares were included in outstanding common shares as at December 31, 2011 and were cancelled in January 2012.
     An additional 1,381,539 common shares were purchased and cancelled under the 2011 NCIB for a total of $57 million during the first quarter of 2012.
     The program was completed in March 2012.

Note 10: Share-Based Payments

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE THREE MONTHS ENDED MARCH 31	2012	2011
Employee savings plans (ESPs)	(8)	(5)
Restricted share units (RSUs)	(9)	(3)
Deferred share plans – Bell Aliant	(4)	(2)
Other(1)	(2)	(1)
Total share-based payments	(23)	(11)

(1)	Includes deferred share units (DSUs) and stock options.

BCE INC.  Q1 2012  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

The following tables show the change in outstanding ESPs, RSUs, DSUs and stock options for the period ended March 31, 2012.

ESPs

NUMBER
OF ESPs
Unvested contributions, January 1, 2012	1,029,621
Contributions	165,220
Dividends credited	10,330
Vested	(49,099)
Forfeited	(44,123)
Unvested contributions, March 31, 2012	1,111,949

RSUs

NUMBER
OF RSUs
Outstanding, January 1, 2012	1,257,523
Granted	1,213,096
Dividends credited	15,348
Settled	(25,878)
Forfeited	(26,413)
Outstanding, March 31, 2012	2,433,676

DSUs

NUMBER
OF DSUs
Outstanding, January 1, 2012	3,351,526
Issued	156,592
Dividends credited	40,782
Settled	(213,159)
Outstanding, March 31, 2012	3,335,741

STOCK OPTIONS

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
	OPTIONS	PRICE ($)
Outstanding, January 1, 2012	4,027,309	$33
Granted	2,635,084	$40
Exercised(1)	(617,146)	$29
Expired	(4,850)	$28
Forfeited	(43,652)	$35
Outstanding, March 31, 2012	5,996,745	$37
Exercisable, March 31, 2012	1,100,638	$31

(1)	The weighted average share price for options exercised during the quarter was $41.

34  BCE INC.  Q1 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Assumptions Used in Stock Option Pricing Model

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2012
Weighted average fair value per option granted ($)	$3
Weighted average share price ($)	$40
Weighted average exercise price ($)	$40
Dividend yield	5.4%
Expected volatility	21%
Risk-free interest rate	1.4%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Note 11: Commitments and Contingencies

ACQUISITION OF ASTRAL MEDIA INC. (ASTRAL)

On March 16, 2012, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Montréal-based Astral. Astral is a media company that operates specialty and pay television channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada. The transaction is valued at approximately $3.38 billion, including net debt of $380 million, and is expected to be funded with a combination of cash (approximately 75% of the equity purchase price) and BCE common equity (approximately 25% or $750 million), with BCE retaining the right to replace common equity with cash, in whole or in part, at closing. To fund the proposed acquisition, BCE has secured a new, three-year committed credit facility in the amount of up to $3.5 billion. The transaction is expected to close in the second half of 2012, following required shareholder, court and regulatory approvals. Astral’s results will be consolidated and reported in the Bell Media segment.

MAPLE LEAF SPORTS & ENTERTAINMENT LTD. (MLSE) INVESTMENT

On December 9, 2011, BCE announced it had, in a joint ownership arrangement with Rogers Communications Inc. (Rogers), agreed to purchase a net 75% ownership position in MLSE from Ontario Teachers’ Pension Plan Board. BCE’s cash commitment will total $525 million (or $398 million assuming the completion of a leveraged recapitalization of MLSE), representing a 28% indirect equity interest in MLSE. Through a co-investment arrangement with BCE, the BCE Master Trust Fund, an independent trust that holds and manages pension fund investments for the BCE group pension plans, will contribute $135 million toward the MLSE acquisition. BCE and the BCE Master Trust Fund will own an aggregate 37.5% interest in MLSE, equal to Rogers’ interest. On May 2, 2012, the Competition Bureau issued a no-action letter confirming the Commissioner of Competition did not, at this time, intend to challenge such transaction. The transaction is expected to close in mid-2012 following required Canadian Radio-television and Telecommunications Commission and sports league approvals.

BCE INC.  Q1 2012  QUARTERLY REPORT  35

This document has been filed by BCE Inc.
with Canadian securities commissions and
the U.S. Securities and Exchange Commission.
It can be found on BCE Inc.’s website at www.bce.ca,
on SEDAR at www.sedar.com and on EDGAR at
www.sec.gov or is available upon request from:

Investor Relations
Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec
H3E 3B3
www.bce.ca

e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
For additional copies of these statements,
please contact investor relations.

For further information concerning the Dividend
Reinvestment and Stock Purchase Plan (DRP),
direct deposit of dividend payments, the elimination
of multiple mailings or the receipt of quarterly
reports, please contact:

Canadian Stock Transfer Company Inc.
320 Bay Street
3rd floor
Toronto, Ontario
M5H 4A6
tel: 416-360-7725
or 1-800-561-0934
fax: 416-643-5501
or 1-888-249-6189
e-mail: bce@canstockta.com

Pour obtenir un exemplaire de la version française
de ce document, contactez les Relations avec
les investisseurs.

PRINTED IN CANADA / 12-05 BCE-1E